SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE TO Final Amendment (RULE 13e-4) TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
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THE CHILDREN’S PLACE RETAIL STORES, INC. (Name of Subject Company (Issuer) and Filing Person (offeror)) Options to Purchase Common Stock, $ 0.10 Par Value Per Share (Title of Class of Securities)
168905107
(CUSIP Number of Class of Securities) (Underlying Common Stock)
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Susan Riley Executive Vice President, Finance and Administration The Children’s Place Retail Stores, Inc. 915 Secaucus Road Secaucus, New Jersey 07094 (201) 558-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)
Copy to: Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, NY 10038 Attn: Jeffrey S. Lowenthal, Esq. 212-806-5400
CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee **
$4,883,936	$149.94

*            This amount assumes that options to purchase a total of 289,713 shares of common stock of The Children’s Place Retail Stores, Inc. will be accepted for amendment pursuant to this offer, which may not occur. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**           The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per $1,000,000 of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose. The filing fee was paid upon filing of the original Schedule TO on December 20, 2007.

☐         Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Final Amendment to the Tender Offer Statement on Schedule TO (this “Final Amendment”) relates to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by The Children’s Place Retail Stores, Inc., a Delaware corporation (the “Company”), on December 20, 2007, as amended and supplemented by Amendment No. 1 filed on January 29, 2008, in connection with an offer (the “Offer “) by the Company to amend outstanding “Eligible Options” (as defined in the Offer to Amend Certain Outstanding Options dated December 20, 2007 (the “Offer to Amend”) filed as Exhibit (a)(1)(A) to the Schedule TO) held by eligible employees subject to taxation in the United States so they may avoid potential adverse tax consequences under Internal Revenue Code Section 409A.

The Offer was made on the terms and subject to the conditions set forth in the Offer to Amend.

This is the Final Amendment to the Schedule TO and is being filed to report the results of the Offer. Capitalized terms used herein but not defined have the meanings ascribed to such terms in the Offer to Amend.

The following information is furnished pursuant to Rule 13e-4 (c) (4):

1.          The Offer expired at 5:00 p.m. U.S. Eastern Time, on January 31, 2008.

2.         Eligible Options relating to 285,163 shares (out of a total of 289,713 shares subject to Eligible Options) were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Eligible Options were accepted for amendment by the Company in accordance with the terms of the Offer.

3.         The Company has sent or will send to each Eligible Option holder a Confirmation of Final Election substantially in the form of Exhibit (a)(1)(I) or Exhibit (a)(1)(J), as applicable, to the Schedule TO confirming each such Eligible Option holder’s final election with respect to his/her Eligible Options.

4.         The Company will issue a cash payment on the first payroll in January 2009 with respect to tendered Eligible Options equal to the difference between the new exercise price of the amended option and the original exercise price of each unexercised option, less applicable tax withholding, all upon the terms and subject to the conditions set forth in the Offer to Amend.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

THE CHILDREN’S PLACE RETAIL STORES, INC.

By:	/s/ Susan Riley
Executive Vice President, Finance and Administration

Dated: February 1, 2008